Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

This Management’s Discussion and Analysis is prepared as of November 24, 2015

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 24, 2015 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2015. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2015 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	uncertainty of production, development plans and cost estimates for the Project 1 platinum mine (“Project 1”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;

•	additional financing requirements;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

•	the Company’s history of losses and ability to continue as a going concern;

•	the Company’s negative cash flow;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•	completion of a prefeasibility study for the Waterberg JV Project (defined below) is subject to resource upgrade and economic analysis requirements;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•	volatility in metals prices;

•

the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Senior Secured Loan Facility (the “Sprott Facility”) and the Liberty Loan Facility (the “LMM Loan”) (as defined herein);

•

the Sprott Facility and the LMM Loan will be secured with the first and second lien positions respectively which potentially could result in the loss of the Company’s interest in the Project 1 and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture and in the Waterberg Project (as defined herein) in the event of a default under either Facility;

•	delays in the start-up of the Project 1 platinum mine which could result in a default under the LMM Loan or Sprott Facility;

•	the ability of the Company to retain its key management employees and skilled and experienced personnel;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the failure to maintain or increase equity participation by HDSAs (as defined herein) in the Company’s prospecting and mining operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	litigation or other legal proceedings brought against the Company;

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•

possible inability of the Company to find an additional and suitable BEE joint venture partner, if required, for the Project 1 platinum mine of what was formerly the Western Bushveld Joint Venture within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”);

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation; and

•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2015 Annual Information Form dated November 24, 2015 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.	DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the Waterberg platinum deposit, comprised of the 255 km2 Waterberg Joint Venture Project (the “Waterberg JV Project”) and the adjoining 864 km2 Waterberg Extension Project (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Project”).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Project 1 is operated by the Company on an “owner managed-contractor” basis. In the last 18 months the Company has undertaken the hiring of full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives toward first production at Project 1. The expanded leadership team includes the addition of a Mine Manager, Financial Manager, Head of Engineering, Senior Plant Operational Personnel, Head of Human Resources Development and a Safety and Environment Manager. The operating team will be overseen in South Africa by the company's Chief Operating Officer Mr. Peter Busse, a mine builder and mine manager with over 40 years of experience.

The expanded management team has taken over many duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at Project 1. In addition, the good safety record at Project 1 has systematically improved even further with the addition of these new management personnel and through a focus on safety. The Project 1 management teams have frequent interaction and dialogue with the inspectorate branch of the DMR and follows their guidance carefully.

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 9 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 249 individuals, inclusive of approximately 18 individuals active at the Waterberg properties.

As at August 31, 2015, the Company had 79 permanent and temporary staff, 12 technical services personnel, 99 security personnel and 15 human resources and labour consultants assigned to Project 1, while underground mining contractor JIC Mining Services (“JIC”) has approximately 991 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of Phase 2 infrastructure, including mill and flotation circuit construction. A dedicated project manager for the Company has overseen the construction work and planning at Project 1, as well as the EPCM work and costs.

At August 31, 2015 DRA was managing approximately 744 people working onsite at Project 1 assigned to civil works, construction of surface and underground infrastructure, tailings facility construction and piping and mechanical and electrical installations of the concentrator plant. At August 31, 2015, there were approximately 1,940 people onsite with approximately half working on the underground development team active on the Project 1 platinum mine. Approximately 22% of the labour force is sourced from the local community.

The mill and surface Infrastructure has been completed within the updated project schedule and generally within the updated cost budget estimate. As of November 15, 2015 the mill and surface infrastructure facilities are substantially complete and have been cold commissioned. Hot commissioning and first production is scheduled to occur before the end of calendar 2015.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis and an impairment analysis was performed as of August 31, 2015 due to the low price of platinum and reduced market capitalization of the Company. No impairment to any of the Company’s core South African properties was deemed necessary at August 31, 2015 while all the Company’s Canadian properties were written off at May 31, 2015 due to the Company’s plans to not pursue them further. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 6 and 7 of the Company’s Financial Statements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at August 31, 2015 was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Project, with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) being joint venture partners for the project. During the year the parties amended the existing agreements between them and agreed to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. See details below.

Project 1 and Project 3

Project 1 - Recent Activities and Update

Phase 1 establishment of underground development at the north mine declines and preparation on surface for mill and concentrator construction commenced in late 2010 and finished in late 2012. The Company and DRA began design work and preparations for the Phase 2 construction of milling, concentrating and a tailings storage facility (“TSF”) in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access into the southern portion of the deposit, ground preparations and foundations for milling, concentrating facilities and continued underground development at the north declines.

During the year ended August 31, 2015 the Company incurred $169 million (August 31, 2014 - $161 million) in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3, located adjacent and to the north of Project 1. At August 31, 2015, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $548 million and another $3.1 million related to Project 3. Of the total deferred costs for Project 1 at August 31, 2015 an amount of $498 million (approximately US$451 million at average exchange rates for the development period) relates to Project 1 development, construction, equipment and other costs. Africa Wide’s non-controlling interest in Maseve as at August 31, 2015 was recorded at $66.4 million.

Project 1 was approximately 95% complete in terms of the surface plant and equipment and cost budget estimate scope of work as of August 31, 2015. At the time of writing this MD&A the surface plant and equipment installations at Project 1 are substantially complete and cold commissioning has occurred.

From the portal entrance or “collar” the north declines are developed for 1,423 meters linear of system advance to where they reach the first infrastructure level at a vertical depth of 220 meters from surface. At the first infrastructure level storage bins for conveyor transfers from various mining blocks at depth are under construction. Conveyors and chairlifts to surface from the first infrastructure level are nearing completion. Other development includes cross cuts, workshops, reef drive take offs, ventilation headings and other ancillary excavations.

From the first infrastructure level the north declines split into two sets of twin break away declines, one developing toward planned mining blocks 9 and 12, and the other developing towards planned mining blocks 10 and 11. From the first infrastructure level the declines to blocks 9 and 12 are now developed for 1,111 meters of linear system advance to a vertical depth of approximately 332 meters from surface (at November 16, 2015). From the first infrastructure level the declines to blocks 10 and 11 are now developed for 1,672 meters of linear system advance to a vertical depth of approximately 450 meters from surface (at November 16, 2015) and have reached the their targeted mining area. In addition to primary decline development, other north mine development has been completed for sumps, silos, station drives, refuge bays, workshops and water management facilities. Total progressive infrastructure for other development to November 16, 2015 measured 1,541 meters.

At November 16, 2015 approximately 1,726 meters of lateral access development had been completed. Progressive reef development to November 16, 2015 measured 1,795 meters. Raise and diagonal development has commenced into several mining blocks and such work continues. Two ventilation raise bore shafts have been completed and commissioned at the north mine. Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for a fourth ventilation shaft is in progress. Declines towards and into blocks 9, 10, 11 and 12 are progressing with the objectives of initiating planned reef production profiles. Flexibility of mining using trackless equipment is part of the overall mine design and the most important block in the early mining profile is Block 11.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements. As development reaches planned mine blocks increased stoping is scheduled and the successful execution of this stoping will be critical to meeting the planned commencement of production and ramp up.

From the south box cut underground mining has advanced the twin south declines approximately 1,660 meters of linear system advance to a vertical depth of 250 meters from surface (at November 16, 2015). Progressive reef development to November 16, 2015 measured 62 meters. Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. Twin south decline development work has now accessed Block 16.

At the time of writing this MD&A development at Project 1 has now reached 13 ends where the Merensky Reef (“MR”) is exposed and of these 7 are currently working ends. Recent efforts have been focused on primary access development and raise lines. As the start-up of production operations approaches before the end of calendar 2015, stoping efforts are increasing. Stock piling of low grade MR development material has been occurring as primary drives have been developed along the strike of the MR. Recent measurements estimated approximately 121,407 tonnes of mainly low grade MR development material and 38,325 tonnes of MR ore material on surface (at November 9, 2015). Stoping rates are planned to increase as targeted production blocks are reached. As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists.

Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Mine geologists note that this condition is improving as declines are advanced deeper into areas of the deposit which are less ductile and more stable.

Ground preparations for the Project 1 TSF commenced in late 2013 on surface rights owned by Maseve. Further work was postponed in mid-2014 due to concerns on the legal responsibility for safety raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the planned TSF site. The DMR has now approved an agreement and a MPRDA Section 79 application by RBPlats whereby legal responsibilities under the MHSA are clearly demarcated over the area of the TSF. Construction is proceeding in a sequential fashion and sufficient TSF capacity is now complete to allow for production to commence. Phase 2 construction of the TSF is in progress at the time of writing and this phase is required for production in 2016.

Project 1 - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd.

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and on November 25, 2009, the Company published an updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) for Project 1, which was at that time a portion of the WBJV. Included in each study was a declaration of 4E reserve ounces.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

On July 15, 2015 the Company published an updated independent resource estimate for Project 1 and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. As a result the 2009 UFS is now superseded and a new NI 43-101 technical report in support of the July 15, 2015 disclosure, which was filed on SEDAR on August 28, 2015.

Since 2012 operating costs have continued to escalate in Rand terms. As a result of increases in the estimated cost of construction, and due to new regulations requiring the installation of a vinyl liner for the TSF (as described below), peak funding was estimated in April 2015 to have increased from US$506 million to approximately US$514 million (See guidance in a news release dated April 10, 2015). The escalation of costs, wage increases, metal price volatility, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the commercial viability of Project 1. To date cost escalation in Rand terms has been substantially offset by a weaker Rand, but there is no guarantee that this outcome will continue. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required.

The updated resources and reserves announced on July 15, 2015 may have a material effect on peak funding. However, the approximate 17% decrease in MR reserve grade may be offset in whole or in part by lower costs resulting from less development work off reef in the footwall compared to the approach in earlier reserve estimates. The updated resource cut at 1.0 meters, versus 0.8 meters previously, and a more mechanized approach to mining in the current mining method, are significant changes from past estimates. At this time the Company has not updated its overall “peak funding” requirements as metal prices and Rand exchange rates have been volatile. Ongoing development work on blocks 16, 12, 11, 10 and 9 according to the Company’s mine plan are critical to underground mining plans and the ramp up profile of production. Delays in production ramp up would have a material impact on peak funding. The current mine plan and reserves meet the ounce production forecasts in our previous peak funding time line and the requirements set out in the guidance for the Sprott Facility and LMM Loan. See item F) “Liquidity and Capital Resources” below. The reserves were assessed with spot and three year trailing average prices as recommended in SEC guidelines. Further declines in metal prices or a strengthening Rand would increase peak funding requirements.

The updated reserve statement incorporates new mining methods that vary from conventional (footwall development and hand stope drilling) to hybrid (development driven in ore for rapid access and ledge cuts off the development for selective fully mechanized mining (bord and pillar). Increased detailed knowledge of the ore based on recent work was used to select the mining method that would provide ramp up tonnes and cut development costs and time on a block by block basis. Priority is given to MR over lower grade UG-2 and development to access to deeper levels of more stable versus shallow rolling reef is emphasized, as previously reported. The use of mechanized equipment to open the orebody is a key element of the revised mine plan and the development experience on site was incorporated into the design.

An authorization is required to undertake certain water uses as specified in the National Water Act No. 36 of 1998 (the “NWA”). Under this legislation the Company requires an Integrated Water Use License (“IWUL”) for the operation of the TSF. Application for an IWUL was made to the Department of Water Affairs (the “DWA”) after the Project 1 Mining Right was granted in 2012. The Company received the grant of its IWUL for Project 1 in July of 2015. In February 2015 the DWA determined that it will require the Company’s TSF to comply with certain norms and standards within the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) regulating the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector. The DWA has required that the TSF construction include a vinyl liner in addition to a standard compact clay liner. The Company anticipates that the acquisition and installation of this additional liner will add approximately Rand 190 million to the cost of the TSF. The Company is building the TSF in a sequential fashion, thereby pushing approximately Rand 90 million of this additional cost beyond peak funding and into a time period when Project 1 is expected to generate free cash flow. This amendment has been included in the previously provided peak funding estimate.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The Company has delivered formal notice to RPM of its intention to begin the delivery of concentrate in accordance with the off-take agreement.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

On September 9, 2015 Amplats announced that it had entered into a sale and purchase agreement with Sibanye Gold Limited to sell its Rustenburg mining and concentrating operations. The proposed sale does not include the smelting and refining operations of RPM.

The escalation of costs, metal price volatility, completion of surface infrastructure, advancement of underground mining, production ramp-up timing, grade variations and Rand volatility are all material risk factors for Project 1 which could result in the Company breaching one or more covenants with regard to the Sprott Facility or LMM Loan. See item F) “Liquidity and Capital Resources” below.

Project 1 and Project 3 - Africa Wide Dilution

In October, 2013, Africa Wide elected not to fund its approximate US$21.8 million share of a unanimously approved project budget and cash call for Project 1. In March, 2014, Africa Wide elected not to fund its US$21.52 million share of a second unanimously approved cash call. As a result the Company entered into arbitration proceedings with Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since the second cash call missed by Africa Wide has been, and is planned to be, provided by way of intercompany loans. At August 31, 2015 Maseve owed PTM RSA approximately Rand 1.625 billion ($162 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Legislation and regulation in South Africa require a 26% equity interest by a Black Economic Empowerment (“BEE”) entity in for the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the MPRDA to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide. The Company may consider Mnombo as a BEE partner for Project 1.

Project 1 - Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. To date, the Company has seen no adverse labour action on its site at Project 1. The Company has worked closely with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at August 31, 2015 approximately 22% of the onsite workforce of approximately 1,940 people was comprised of local persons from surrounding communities. The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC recently agreed to terms with NUM for a labour contract at Project 1 for a two-year period ending September 2017. In the future, should higher salaries and wages occur across the industry, the Company will likely see increased labour costs.

Projects 1 and 3 - Mineral Resources and Reserves

On July 15, 2015 the Company published an updated independent resource estimate for Project 1 and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. The NI 43-101 report is titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated August 28, 2015 with an effective date of July 15, 2015 for the estimate of mineral resources and reserves, and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

August 28, 2015 with an effective date of July 15, 2015 for the estimate of mineral resources and reserves, and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.

The updated reserve estimate in the Project 1 Report also considers changes in mining widths, methods and costs. As a result of the Project 1 Report the 2009 UFS is now superseded. The Project 1 Report has now become the current technical report for Project 1.

The NI 43-101 report entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated August 31, 2010 (the “Project 3 Report”), prepared by Charles J. Muller remains the current technical report for Project 3. Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t).

Based on the Project 1 Report updated independent resource estimate and updated independent reserve estimate, Project 1 hosts the following estimated resources and reserves:

Estimated Resource Project 1 100% Project Basis – July 15, 2015

Merensky - Mining Cut

Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	9.266	3.35	1.41	0.21	0.26	5.23	48,461	1.558	152
Indicated	300	12.552	3.65	1.54	0.23	0.29	5.71	71,672	2.304	141
Total	300	21.818	3.53	1.49	0.21	0.28	5.51	120,133	3.862	146

Inferred	300	0.196	2.32	0.98	0.14	0.18	3.62	710	0.023	118

UG2 - Mining Cut

Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E		4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	8.496	2.29	0.94	0.36	0.04	3.63	30,841	0.992	140
Indicated	300	14.183	2.46	1.01	0.39	0.04	3.90	55,314	1.778	136
Total	300	22.679	2.39	0.99	0.38	0.04	3.80	86,155	2.770	137

Inferred	300	0	0	0	0	0	0	0	0	0

Total Measured and Indicated Mineral Resources are 3.9 million ounces 4E on the MR (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E). These Mineral Resources have been calculated based on a thicker resource cut (146cm versus 109cm) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the MR and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes the thicker resource cut has better potential for the use of mechanized mining. The 13% lower volume of resource ounces of MR Measured and Indicated Mineral Resources compared to the 2009 UFS does not significantly affect the mine’s first few years of ramp up.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Estimated Total Reserve Project 1 100% Project Basis – July 15, 2015
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
MR Proven and Probable	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585
UG2 Proven and Probable	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532
Total	32.439	2.51	1.05	0.25	0.14	3.95	128.05	4.117

Merensky Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	7.082	2.89	1.22	0.18	0.22	4.51	31.905	1.025
Probable	10.433	2.98	1.26	0.18	0.23	4.65	48.496	1.560
Total	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585

UG2 Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	5.452	1.95	0.80	0.31	0.03	3.09	16.821	0.540
Probable	9.462	2.05	0.85	0.33	0.03	3.26	30.828	0.992
Total	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532

1.

Mineral Resources and Mineral Reserves are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the Company believes the differences are not material and the standards may be considered the same.

2.	Mineral Reserves are a subset of the Mineral Resources and are provided on a 100% project basis.

3.	Mineral Reserves are supported by a mine plan that uses conventional, hybrid and bord and pillar mining with varying costs and thickness.

4.

A planning cut-off grade of 2.5 g/t for both the MR and UG2 Reefs were calculated to delineate the mining blocks from the resource model. The Mineral Resources and Mineral Reserves have payable credits in copper, nickel, ruthenium and iridium.

5.	Cut off for the MR and UG2 reefs were estimated using average costs, smelter discounts, concentrator recoveries and mine call factor.

6.	Mineral Resources were completed by Charles Muller of CJM Consulting, and the Mineral Reserves were prepared under the supervision of Gert Roets of DRA.

7.

Mineral Resources were calculated using Kriging methods for geological domains created in Datamine from 6413 borehole assay results and geological information from underground workings. The Mineral Reserves were assessed using a Datamine block model and Datamine Mine Design software (Studio-5D Planner) for the mine design and Datamine EPS (Enhanced Production Scheduler) software for the Life of Mine schedule. Economic models completed by the Company were reviewed for cut-off assessment.

8.

The calculation of Mineral Resources and Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The Mineral Resources and Mineral Reserves may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company’s Annual Information Form.

9.

The following prices based on a 3 year trailing average in accordance with SEC guidance were used for the assessment of Resources and Reserves; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb.

Mineral reserves and mineral resources reported above for Project 1 are from combined MR and UG2 reef tonnes. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors may be found in the Project 1 Report, which was filed on August 28, 2015 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Mineral reserves are a sub-set of measured and indicated mineral resources and take into account mining factors and are not in addition to the mineral resources.

The total MR and UG2 Reserves are 4.1 million ounces as detailed above (500,000 ounces 4E less than at the 2009 updated feasibility study) and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state (modified from the 2009 updated feasibility of 275,000 ounces 4E per year at steady state) and an overall mine life of approximately 20 years.

The revised Project 1 mine plan takes advantage of recently advanced underground development proximal to thicker, deeper mine blocks as compared to the shallower more variable blocks mined in the original design. The Company expects that the adoption of mechanized and hybrid mining approaches will allow for a rapid ramp-up of production with significantly lower waste rock development compared to the conventional mining method that the Company had planned to use previously. The Company expects that dilution resulting from the mechanized approach along with new block information will result in a 17% lower grade on the early mined MR ore, which is largely offset by lower waste rock development and costs. The Company believes that its success during the underground development completed over the past few months combined with the thicker resource cut created this opportunity for a revised mine plan.

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Amplats (37% interest held through its subsidiary, RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. As a result Projects 1 and 3 were transferred into Maseve and Project 2 was transferred into Africa Wide. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3, which RPM later exercised with regard to Projects 1 and 3 on September 5, 2012.

Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

In April 2011, Maseve applied for a mining right in respect of the prospecting rights for Projects 1 and 3 and was issued a letter of grant in respect of the Mining Right on April 4, 2012. The granted Mining Right was notarially executed on the commencement date of May 15, 2012 and shall endure for a period of 30 years ending on May 14, 2042. The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure. The Mining Right can be renewed for periods of up to 30 years at a time.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Waterberg Projects

Waterberg Projects – Activities in the period ended August 31, 2015

During the year ended August 31, 2015 the Company incurred $4.3 million (August 31, 2014 - $4.6 million) in exploration and engineering costs on the Waterberg Projects, net of $7.8 million (August 31, 2014 - $2.7 million) in funding provided by JOGMEC. At August 31, 2015, the Company carried total deferred acquisition and exploration and other costs related to the Waterberg Projects of $29.3 million (August 31, 2014 - $24.9 million).

Subsequent to the boreholes drilled up until April 2014 for the June 12, 2014 mineral resource estimate, an additional 85,364 meters in 80 exploration boreholes and 151 deflections was drilled on the Waterberg JV Project and the Waterberg Extension Project for inclusion in the updated resource estimate dated effective July 20, 2015, as further described below. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category.

On July 22, 2015 the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Projects effective as of July 20, 2015. The independent Qualified Person responsible for the July 20, 2015 mineral resource estimate is Charles J. Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd. Mr. Muller authored the NI 43-101 technical report entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015 (the “July 2015 Waterberg Report”). Readers are directed to review the full text of the report, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Mineral resources at Waterberg on a 100% project basis increased to an estimated 25.64 million ounces 3E in the Inferred category plus 12.61 million ounces 3E in the Indicated category, from 29 million ounces of 4E inferred in June 2014. See details below.

Since the drilling completed for the July 20, 2015 resource estimate, a further 31,928 meters in 44 exploration boreholes and 71 deflections have been completed on the Waterberg Projects. As at November 8, 2015 a total of approximately 280,676 meters have been drilled on the Waterberg Projects in 275 diamond drill boreholes with 444 deflections. Drilling conducted in 2015 to date is targeting near surface areas of thicker “Super F” mineralization with the objective of delineating new resources while also upgrading both T Zone and F Zone resources into the indicated category.

Engineering work on the Waterberg Projects currently consists of resource modelling, metallurgical work, bulk services design, mine planning and engineering for a prefeasibility study planned for completion in 2016. Additional drilling continues on the projects at present. Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned for the future. The next updated resource estimate for Waterberg, to be included in the prefeasibility study, is now expected after the current drilling program is completed, most likely in early calendar 2016.

To March 31, 2015, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company has funded the Company and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

Waterberg Project - Mineral Resources

The following tables summarize, as at fiscal year-end August 31, 2015, estimated mineral resources for the Waterberg Projects on a 100% project basis based upon the July 2015 Waterberg Report:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Mineral Resources -		Cut-off 3E	Tonnes	Pt	Pd	Au	3E	3E
Waterberg	Reef	g/t	Mt	g/t	g/t	g/t	g/t	Moz

Waterberg - Indicated	T	2.5	16.53	1.28	2.12	0.85	4.25	2.26
Waterberg - Indicated	F	2.5	104.47	0.93	2.00	0.15	3.08	10.35
Total		2.5	121.00	0.98	2.02	0.25	3.24	12.61

Waterberg - Inferred	T	2.5	33.56	1.25	2.09	0.83	4.17	4.5
Waterberg - Inferred	F	2.5	212.75	0.93	2.01	0.15	3.09	21.14
Total		2.5	246.31	0.97	2.02	0.24	3.24	25.64

1.

Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the Company believes the differences are not material and the standards may be considered the same.

2.	Mineral resources were estimated by Charles Muller of CJM Consulting using Kriging methods for geological domains created in Datamine from 220 mother holes and 270 deflections.

3.

A cut-off grade of 2.5 g/t 3E for both the T and the F zones is applied to the selected base case mineral resources, and considered costs, smelter discounts and concentrator recoveries from previous engineering work completed on the property.

4.	A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process. An allowance for known and expected geological losses (12.5%) is made.

5.	The estimation of Mineral Resources has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors.

6.

Mineral resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or other factors detailed in this AIF. The following prices based on an approximate recent 3 year trailing average in accordance with SEC guidance was used for the assessment of Resources; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb.

7.	Estimated grades and quantities for Rhodium will be included in recoverable metals and estimates in the on-going pre-feasibility work.

The earlier June 12, 2014 Waterberg resource estimate dataset consisted of 151 drill holes, 222 deflections and 163,384 metres of core. The raw database for the July 20, 2015 resource estimate consists of 231 drill holes with 373 deflections totalling 248,748 metres, of which the southern JV area consisted of 182 holes and 303 deflections and the northern Extension area consisted of 49 drill holes with 70 deflections.

Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area and in September 2009, the DMR granted the prospecting right until September 1, 2012. This prospecting right was later increased in size to 153 km2 by way of section 102 application to the DMR. Renewal of this prospecting right for a further three years ending September 29, 2018 was granted by the DMR in September 2015. Under the MPRDA, a prospecting right remains valid during the application period pending the grant of a renewal. Two further prospecting rights totaling 102 km2 were granted to PTM RSA on October 2, 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

The Waterberg Extension Project includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project, approximately 85 km north of the town of Mokopane. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

The Company is the operator of the Waterberg Projects. PTM RSA holds legal title to the prospecting rights underlying the Waterberg Projects, and Mnombo is identified as the Company’s BEE partner. The Company holds the prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as described below.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects (as described below and collectively the “Waterberg Project”) are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Based on the June 2014 Waterberg resource estimate the number of ounces owned by each entity did not change with the revised ownership percentages. Under the 2nd Amendment JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018, of which US$8 million will be funded by JOGMEC to March 31, 2016 and the first US$6 million to be spent in each of the following two 12 month periods will also be funded by JOGMEC. Project expenditures in excess of US$6 million in either of years two or three are to be funded by the JV partners’ pro-rata to their interests in Waterberg JV Co. The Company remained the Project operator. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

The Company has carried Mnombo’s 26% share of expenses in the Waterberg project until March 31, 2015, after which time JOGMEC has been funding expenses to date under the terms of the 2nd Amendment.

Under the terms of the JOGMEC Agreement, as amended, any mineral products derived from the Waterberg Project are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 25% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

The Company has not yet secured adequate surface rights for the Waterberg Project and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

NON-MATERIAL MINERAL PROPERTY INTERESTS

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests in Ontario, the Northwest Territories and Newfoundland and Labrador. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off and are also described in the Company’s Financial Statements and Annual Information Form for the year ended August 31, 2015, copies of which may be obtained online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Results of Operations

Year Ended August 31, 2015

For the year ended August 31, 2015, the Company had a net loss of $4.8 million (August 31, 2014 – net loss of $10.5 million). The net loss for the year ended August 31, 2015 was lower than in the comparative period due to the Company recording a foreign exchange gain of $10.7 million, which was partially offset by deferred financing fees of $4.2 million being written off and financing and termination fees of $2.0 million being recognized in the current period. Both financing expenses were related to fees incurred for the discontinued project loan facility and unit offering in October 2014. The foreign exchange gain of $10.7 million (August 31, 2014 – gain of $0.96 million) was due to the stronger U.S. Dollar during the period when the Company held a significant proportion of its cash on hand in U.S. Dollars. During the year $2.8 million in exploration and evaluation assets were written off while the previous year $5.4 million in exploration and evaluation assets were written off. General and administrative expenses totaled $8.3 million (August 31, 2014 - $7.9 million).

Comprehensive loss for the year was $13.7 million (August 31, 2014 –$12.3 million) with the results in the current year being largely affected by the Company’s South African subsidiaries being converted at a slightly weaker Rand exchange rate to their Canadian Dollar value at the end of the year relative to the start of the year.

Finance income earned in the year ended August 31, 2015 totaled $4.6 million as compared to $3.9 million in the comparative period in the prior year due higher amounts of cash held in Rand during the current fiscal year which yields a higher interest rate than balances held in US and Canadian Dollars.

Three Months Ended August 31, 2015

For the quarter ended August 31, 2015, the Company had a loss of $0.3 million (August 31, 2014 – net loss of $2.9 million). This difference is predominantly due to a foreign exchange gain of $1.9 million in the current quarter ($0.5 million in the quarter ended August 31, 2014) and mineral property write-downs of $2.0 million in the prior year’s comparative quarter as compared to zero in the current quarter. Comprehensive loss for the quarter was $11.7 million (August 31, 2014 $4.5 million) with the large difference being due to a decrease in the value of the Rand relative to the Canadian dollar in the quarter which effects the translation of the Company’s South African Rand denominated subsidiaries.

Finance income earned in the quarter ended August 31, 2015 totaled $1.0 million as compared to $0.5 million in the comparative period in the prior year due to more cash being held in Rand which yields a higher interest rate than balances held in US and Canadian Dollars.

Annual Financial Information

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

(In thousands of dollars, except for share data)

	Year ended Aug 31, 2015	Year ended Aug 31, 2014	Year ended Aug 31, 2013
Interest income	$4,574(1)	$3,886(1)	$5,002(1)
Net loss	$4,803	$10,438	$12,369
Basic loss per share	$0.01(2)	$0.02 (2)	$0.04 (2)
Diluted loss per share	$0.01(2)	$0.02 (2)	$0.04 (2)
Total assets	$655,627(3)	$550,239(3)	$389,980(3)
Long term debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Explanatory Notes:

(1)

The Company’s only significant source of income during the years ending August 31, 2013 to 2015 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(3)	The increase in total assets between August 2013 and August 2015 was primarily from increased cash balances from the equity offerings that closed December 31, 2013 and 2014.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters and are derived from unaudited quarterly financial statements and annual audited financial statements.

(In thousands of dollars, except for share data)
Quarter ended	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
($000’s, except per share data)	2015	2015	2015	2014
Interest income(1)	$994	$1,325	$1,038	$1,217
Net income (loss)(2)	317	(3,188)	4,324	(5,622)
Basic earnings(loss) per share(3)	(0.00)	(0.00)	0.01	(0.01)
Total assets(4)	655,627	658,254	685,694	545,069

Quarter ended	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
(in thousands of dollars, except share data)	2014	2014	2014	2013
Interest income(1)	$486	$694	$1,730	$976
Net income (loss)(2)	(2,864)	(4,320)	(3,739)	464
Basic earnings(loss) per share(3)	(0.01)	(0.01)	(0.01)	0.00
Total assets(4)	550,239	543,778	543,632	386,446

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net income (loss) by quarter is affected by the timing and recognition of large non-cash items. In the quarter ended February 28, 2015 and 2014 there were share-based compensation expenses and in the quarters ending May 31, 2015 and May 31, 2014 there were mineral property write-downs. Net income (loss) can also be impacted by the movement of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At February 28, 2015 and 2014, the Company’s assets increased compared to prior periods as a result of equity offerings.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

B)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)	Trend Information

The success of the Company’s Project 1 platinum mine and its other properties will be primarily dependent on the future price of platinum, palladium and gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower platinum, palladium and gold prices could result in the Company breaching one or more covenants with regard to its drawdown of the Sprott Facility and LMM Loan, resulting in default. A period of prolonged lower platinum, palladium and gold prices may cause the Company to alter or delay its planned start-up of the Project 1 mine in late 2015. See item F) “Liquidity and Capital Resources” below.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended August 31, 2015.

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future.

D)	Related Party Transactions

Transactions with related parties are as follows:

i.	During the year ended August 31, 2015, $297 ($311 – August 31, 2014) was paid to independent directors for directors’ fees and services.

ii.

During the year ended August 31, 2015, the Company accrued or received payments of $102 ($102 – August 31, 2014) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $26 ($24 – August 31, 2014) due from WKM.

iii.

During the year ended August 31, 2015, the Company accrued or received payments of $Nil ($25.2 – August 31, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include $206 ($206 – August 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

E)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

F)	Liquidity and Capital Resources

On December 9, 2014, the Company announced a bought deal financing for 207.6 million common shares of the Company at a price of US$0.53 per share. Including the partial exercise of an over-allotment option by the Agents, a total of 214.8 million shares were issued on closing resulting in gross proceeds of US$113.8 million.

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (The “Lenders”) led by Sprott Resource Lending Partnership for a senior secured loan facility (the “Sprott Facility” as previously defined) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Company has made or will be obligated to make certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 2,830,188 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015. The Sprott Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

The Sprott Facility was to be available until December 31, 2015 and was drawn concurrently with the LMM Loan (outlined below) on November 20, 2015 upon completion of due diligence and shareholder approvals.

On November 2, 2015 the Company announced that it had entered into agreements with its largest shareholder, Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance (“LMM”), for a US $40 million loan facility (the “LMM Loan”), subject to regulatory and disinterested shareholder approval and Waterberg Project partner approval. The interest rate on the LMM Loan is 9.5% over LIBOR. Interest payments on the LMM Loan will be accrued until December 31, 2016, and then paid quarterly thereafter. The first 20% of principal and capitalized interest is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the facility.

Pursuant to the LMM Loan, Platinum Group Metals Ltd. (Canada) has entered into a life of mine Production Payment Agreement (“PPA”) with LMM, granted in consideration of the LMM Loan and in exchange for agreeing to a second secured position at the interest rate provided under the LMM Loan. Under the PPA, the Company agrees to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from Project 1.

The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for US $17.5 million until January 1, 2019 and then for US $20 million until December 31, 2021. If the Company exercises its right to buy back a portion of the production payment, then the LMM Loan payback will be deferred, with 10% of the principal and accrued interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and accrued interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

The PPA will be secured with the second lien position of the LMM Loan until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Loan, subject to certain rights granted to LMM under the PPA.

An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Loan is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

Under the LMM Loan, the Company will provide a subordinated pledge of 100% of the shares of Platinum Group Metals RSA Pty Ltd. (“PTM RSA”), its wholly owned South African subsidiary. The LMM Loan will be subordinated to the Sprott Facility and scheduled to be repaid after Sprott.

The Company received the proceeds from draw down of both the Sprott Facility (US $40 million) and the LMM Loan (US $40 million) on November 20, 2015. Subsequent to the receipt of both amounts, as at November 24, 2015, the Company held approximately $126 million in total cash on hand, which combined with the projected operating revenue from Project 1 is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company for more than 12 months. First production at Project 1 is expected in the fourth quarter of calendar 2015. There is no guarantee, however, that available cash, revenues and proceeds from the Sprott Facility and LMM Loan will be sufficient to complete Project 1 or fully fund remaining peak funding requirements. Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Project, as well as for general working capital purposes. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

Accounts receivable at August 31, 2015 totaled $13.2 million (August 31, 2014 - $13.8 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at August 31, 2015 totaled $21.5 million (August 31, 2014 - $28.6 million). Accounts payable at August 31, 2015 were lower than at August 31, 2014 due to the fact that the majority of large component and material purchases for Project 1 occurred before year end and were paid for during fiscal 2015.

Apart from net interest earned on cash deposits and other sundry income during the period ended August 31, 2015 of $4.6 million (August 31, 2014 - $3.9 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At August 31, 2015 the Company had cash equivalents on hand of $51 million compared to $108 million at August 31, 2014 with the cash expenditures being largely funded by the December 2013 and December 2014 equity financings.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations as at August 31, 2015.

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$473	$1,036	$1,093	$-	$2,602
ESKOM – power	5,845	-	-	-	5,845
Magalies water	6,928	-	-	-	6,928
Tailings & Surface Infrastructure	23,882	-	-	-	23,882
Mining development	2,354	-	-	-	2,354
Mining equipment	11,875	-	-	-	11,875
Sprott Standby Fees	462	-	-	-	462
Other property expenditures	13,182	-	-	-	13,182
Totals	$65,001	$1,036	$1,093	$-	$67,130

The above contracts are subject to the following estimated break fees in the event of cancellation at August 31, 2015:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

Concentrator plant and surface infrastructure	$9,946
Magalies water	6,928
ESKOM	5,845
Mining equipment	6,450
Other	7,786
$36,955

G)	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2015, there were 768,943,030 common shares outstanding, 29,074,500 incentive stock options outstanding at exercise prices of $0.65 to $2.57. At November 24, 2015, there were 775,914,708 common shares outstanding and 27,707,500 incentive stock options outstanding. During the year ended August 31, 2015, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4.	RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on our results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form which is available at www.sedar.com, and our most recent Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

5.	OUTLOOK

Subsequent to August 31, 2015, on November 20 2015, the Company drew down US $40 million in working capital pursuant to the Sprott Facility. On November 20, 2015 the Company also reported that it had drawn down a further US $40 million pursuant to the LMM Loan. Further details are provided above at item F) “Liquidity and Capital Resources” above.

The Company’s key business objectives for calendar 2015 will be to continue with underground development and mine commissioning at Project 1 and to advance the Waterberg Projects. Development at Project 1 will continue to utilize a majority of the Company’s cash on hand until production commences and positive cash flow is achieved. Initial cold commissioning of the WBJV Project 1 mill and surface infrastructure is complete at the time of writing. Initial commissioning and production of concentrate is planned for late in the fourth quarter of calendar 2015. Initial smelter deliveries are expected to commence at the end of January 2016.

Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing. Development work in blocks 12, 11, 10 and 9 in the Project 1 mine plan are critical to the underground mining plans and ramp up profile of production.

The Company plans to continue working on the Waterberg Project with its joint venture partners Mnombo and JOGMEC. A resource update is anticipated for the Waterberg in early 2016 and work is continuing at present toward the completion of a prefeasibility study. The scope of the prefeasibility study now includes portions of the Waterberg Extension Project, due to the 2nd Amendment to the JOGMEC Agreement. Drilling on the Waterberg Project to delineate additional indicated resources for inclusion in the prefeasibility study is now underway. Completion of the prefeasibility study is now scheduled for early 2016.

An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. The deposit remains open and analysis continues at present in advance of additional step out drilling.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the Company’s Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

6.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2015.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

7.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as at August 31, 2015 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at August 31, 2015.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2015. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting was effective as at August 31, 2015.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the year ended August 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2015.

8.	OTHER INFORMATION

Additional information relating to the Company for the year ending August 31, 2015 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2015 together with the notes thereto as well as the Company’s Annual Information Form.

NYSE MKT Option Disclosure

We have issued options under the terms of our stock option plan pursuant to agreements with certain of our directors, officers, consultants and employees. Under the terms of the agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of the grant. Stock options are granted to certain of our directors, officers and employees, are subject to vesting provisions, while others vest immediately. At September 1, 2014 and August 31, 2015, we had 35,386,784 and 48,569,803 unoptioned shares available for granting of options under our stock option plan.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2015

9.	LIST OF DIRECTORS AND OFFICERS

a) Directors:	b) Officers:

R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Peter C. Busse (COO)
Eric Carlson	Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow
Diana Walters